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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2019

Commission File Number: 001-37710

HUTCHISON CHINA MEDITECH LIMITED
(Translation of registrant's name into English)

48th Floor, Cheung Kong Center, 2 Queen's Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

 HUTCHISON CHINA MEDITECH LIMITED

Form 6-K

        As previously announced, Hutchison China MediTech Limited (the "Company" or "we") filed an application (the "Listing Application") with the Stock Exchange of Hong Kong Limited ("SEHK") in connection with a proposed listing (the "Listing") of our ordinary shares (the "Ordinary Shares"), par value US$0.10 per share, on the Main Board of the SEHK and concurrent global offering of our Ordinary Shares (the "Offering").

        In connection with the Listing and Offering, we furnish herewith our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2018 and 2019 and certain updates regarding our business and financial information which have been included in our Listing Application. The Listing Application is not final and may be updated or revised from time to time in accordance with the rules of the SEHK.

        There is no assurance as to if or when the Listing and Offering will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of our securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

FINANCIAL INFORMATION

Results of Operations for the Three Months Ended March 31, 2018 and 2019

        You should read the following discussion and analysis in conjunction with our unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2018 and 2019 attached hereto as Exhibit 99.1. Our interim unaudited condensed consolidated financial information as of and for the three months ended March 31, 2018 and 2019 is prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information. Results for interim periods are not indicative of results for the full year or any future period.

        The following table sets forth a summary of our unaudited condensed consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of our revenues.

	Three Months Ended March 31,
	2018		2019
	(Unaudited)
	US$'000%		US$'000%
Revenues	52,337	100.0	52,168	100.0
Costs of sales	(37,056)	(70.8)	(40,956)	(78.5)
Research and development expenses	(28,664)	(54.8)	(33,282)	(63.8)
Selling expenses	(4,615)	(8.8)	(3,785)	(7.3)
Administrative expenses	(7,023)	(13.4)	(10,195)	(19.5)
Other income/(expense)	1,151	2.2	1,143	2.2
Income tax expense	(1,565)	(3.0)	(1,309)	(2.5)
Equity in earnings of equity investees, net of tax	15,030	28.7	17,110	32.8

Net loss	(10,405)	(19.9)	(19,106)	(36.6)

Net loss attributable to the Company	(11,730)	(22.4)	(19,885)	(38.1)

Revenues

        Our total revenues have remained relatively stable, with total revenues of US$52.3 million for the three months ended March 31, 2018 and US$52.2 million for the three months ended March 31, 2019, despite the depreciation of the renminbi against the U.S. dollar by approximately 5% between the periods due to global macroeconomic factors.

        Revenue from our Commercial Platform increased by 3.3% from US$44.9 million for the three months ended March 31, 2018 to US$46.4 million for the three months ended March 31, 2019. This increase was driven by our Prescription Drugs business, whose revenue increased by 6.7% from US$35.5 million for the three months ended March 31, 2018 to US$37.8 million for the three months ended March 31, 2019, primarily due to increased revenue from Hutchison Whampoa Sinopharm Pharmaceuticals (Shanghai) Company Limited ("Hutchison Sinopharm"). Such growth was partially offset by a decrease in Consumer Health business revenue from US$9.4 million for the three months ended March 31, 2018 to US$8.5 million for the three months ended March 31, 2019, which was primarily due to decreased sales of various products.

        Revenue from our Innovation Platform decreased from US$7.4 million for the three months ended March 31, 2018 to US$5.8 million for the three months ended March 31, 2019. The decrease was primarily due to fact that we earned less clinical development service fees from our collaboration partners between the periods, while we recorded full-quarter revenue from sales and royalties from the commercial sale of Elunate in the three months ended March 31, 2019 (following its commercial launch in November 2018).

Cost of Sales

        Cost of sales includes the cost of goods distributed through the Innovation Platform and the Commercial Platform. Cost of sales also includes the cost of services incurred by Hutchison Sinopharm for the promotion of Seroquel in provinces in China where the fee-for-service model is applicable rather than the gross sales model. Under the gross sales model, we held and sold inventory of Seroquel such that our cost of sales under that model was the cost of acquiring such inventory and our related promotional activities for Seroquel were recorded under selling expenses. In contrast, under the fee-for-service model we ceased carrying inventory and only provided promotion services in exchange for a fee. As a result, in provinces where the two-invoice system was in effect and the fee-for-service model was therefore applicable, our cost of sales encompassed the cost of the services we provided and such cost was no longer reflected in selling expenses.

        Our cost of sales increased by 10.5% from US$37.1 million for the three months ended March 31, 2018 to US$41.0 million for the three months ended March 31, 2019. This increase was primarily due to increased revenue from Hutchison Sinopharm and the shift of promotion expenses for Seroquel sales previously recorded under selling expenses to cost of sales in provinces where the two-invoice system has been implemented. As a result, cost of sales as a percentage of our revenue increased from 70.8% to 78.5% across these periods. See "Recent Developments—Recent Commercial Platform Development" for developments in respect of Seroquel.

Research and Development Expenses

        Our research and development expenses increased by 16.1% from US$28.7 million for the three months ended March 31, 2018 to US$33.3 million for the three months ended March 31, 2019, which was primarily attributable to a significant expansion of clinical activities and related organizational growth to support these clinical activities. In particular, this increase was attributable to the expansion of the savolitinib, surufatinib and HMPL-523 development programs. As a result, research and development expenses as a percentage of our revenues increased from 54.8% to 63.8% across these periods.

Selling Expenses

        Our selling expenses decreased from US$4.6 million for the three months ended March 31, 2018 to US$3.8 million for the three months ended March 31, 2019. This decrease was primarily driven by the shift of promotion expenses for Seroquel sales to cost of sales in provinces where the two-invoice system has been implemented, which expenses were previously recorded under selling expenses. As a result, selling expenses as a percentage of our revenue decreased slightly from 8.8% to 7.3% across these periods.

Administrative Expenses

        Our administrative expenses increased from US$7.0 million for the three months ended March 31, 2018 to US$10.2 million for the three months ended March 31, 2019. This increase was primarily due to listing expenses accrued of US$1.6 million in relation to the Listing in Hong Kong and the Offering and an increase of US$1.1 million in administrative expenses incurred by our Innovation Platform, which was mainly for increased staff costs to support the expansion of our clinical activities. As a result, administrative expenses as a percentage of our revenue increased from 13.4% to 19.5% across these periods.

Other Income/(Expense)

        Other income, net of other expense, has remained relatively stable, with other income totaling US$1.2 million for the three months ended March 31, 2018 and US$1.1 million for the three months ended March 31, 2019. Other income is primarily comprised of interest income which increased by US$0.4 million due to higher yields on short-term investments and government grants which decreased by US$0.3 million as Hutchison Sinopharm recognized a one-time government grant during the three months ended March 31, 2018.

Income Tax Expense

        Our income tax expense decreased from US$1.6 million for the three months ended March 31, 2018 to US$1.3 million for the three months ended March 31, 2019 primarily due to a lower level of taxable income generated by our Commercial Platform subsidiaries, offset in part by withholding taxes accrued for the increase in net income at our Commercial Platform's non-consolidated joint ventures.

Equity in Earnings of Equity Investees

        Our equity in earnings of equity investees, net of tax, increased from US$15.0 million for the three months ended March 31, 2018 to US$17.1 million in the three months ended March 31, 2019, primarily due to an increase in net income at our Commercial Platform's non-consolidated joint ventures.

Net Loss

        As a result of the foregoing, our net loss increased from US$10.4 million for the three months ended March 31, 2018 to US$19.1 million for the three months ended March 31, 2019. Net loss attributable to our Company increased from US$11.7 million for the three months ended March 31, 2018 to US$19.9 million for the three months ended March 31, 2019.

Net Current Assets

        The following table sets forth our current assets and current liabilities as of April 30, 2019:

As of April 30, 2019
US$'000
(Unaudited)
Current assets:
Cash and cash equivalents	82,613
Short-term investments	180,395
Accounts receivable—third parties	42,482
Accounts receivable—related parties	1,149
Other receivables, prepayments and deposits	14,973
Amounts due from related parties	897
Inventories	17,472

Total current assets	339,981
Current liabilities:
Accounts payable	29,488
Other payables, accruals and advance receipts	70,377
Income tax payable	523
Deferred revenue	3,034
Amounts due to related parties	115
Lease liabilities	2,897

Total current liabilities	106,434

Net current assets	233,547

        Our net current assets decreased from US$285.1 million as of December 31, 2018, as disclosed in our audited consolidated financial statements, to US$233.5 million as of April 30, 2019, primarily due to the continued investment in research and development activities.

Indebtedness

        The table below sets forth a breakdown of our overall indebtedness as reported in the consolidated balance sheet, as of April 30, 2019. All amounts are unsecured and unguaranteed.

As of April 30, 2019
US$'000
(Unaudited)
Non-current
Bank borrowings	26,771
Loan from non-controlling shareholders of subsidiaries	579
Lease liabilities	2,464
Current
Lease liabilities	2,897

Total indebtedness	32,711

        The table below sets forth a maturity profile of our overall indebtedness as of April 30, 2019:

As of April 30, 2019
US$'000
(Unaudited)
Indebtedness repayable within:
Less than one year	3,052
One to two years	28,880
Two to five years	563
Five years or more	579

33,074
Less: unamortized debt issuance costs and interest	(363)

Total indebtedness	32,711

        The Company's independent registered public accounting firm has not audited, reviewed or performed any procedures with respect to the Company's financial data as of April 30, 2019 and accordingly does not express an opinion or any other form of assurance with respect thereto. This data could change as a result of further review.

RECENT DEVELOPMENTS

Recent Commercial Platform Development

        In 2015, Hutchison Sinopharm began distributing and marketing AstraZeneca's quetiapine tablets, under the Seroquel trademark in China. In June 2018, AstraZeneca sold and licensed its rights to Seroquel to Luye Pharma Group, Ltd., including its rights in China. The terms of our agreement with AstraZeneca were assigned to Luye Pharma Hong Kong Ltd. ("Luye HK"). In May 2019, we received a notice from Luye HK purporting to terminate our agreement. We believe that they have no basis for termination and intend to vigorously enforce our rights under the current agreement. As a result of the foregoing purported termination, we are no longer providing marketing and distribution services in respect of Seroquel. We cannot be certain as to the outcome of this dispute or on our ability to resume marketing and distribution services for Seroquel in the future.

        For the year ended December 31, 2018 and the three months ended March 31, 2019, respectively, net income from our Seroquel business contributed approximately 4.0% and 1.3% of the net income attributable to our Company from our Commercial Platform.

Entry into New Credit Facilities

        On May 31, 2019, our subsidiary Hutchison China MediTech (HK) Limited entered into credit facilities with The Hongkong and Shanghai Banking Corporation Limited for the provision of unsecured credit facilities in the aggregate amount of HK$400.0 million (or US$51.3 million, assuming an exchange rate of HK$7.80 to US$1.00). The credit facilities include (i) a HK$210.0 million (US$26.9 million) term loan facility and (ii) a HK$190.0 million (US$24.4 million) revolving loan facility, both with a term of three years and an annual interest rate of 0.85% over the Hong Kong Inter-bank Offered Rate. The credit facilities are guaranteed by us and include certain financial covenant requirements. No amounts have been drawn from these credit facilities.

***

        The information in this Form 6-K is intended to be furnished and shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

        This Form 6-K contains forward-looking information about the Company within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements relating to the Company's expectations regarding the completion of the Listing and statements in the materials filed herewith identified by the words "expects," "anticipates," "believes," "intends," "estimates," "plans," "will," "outlook" and similar expressions are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements.

        Such risks and uncertainties include those related to the completion of the SEHK's review of the Company's Listing Application, completion of the Offering, terms of the Offering, market conditions, the Company's ability to progress the development of its drug candidates and successfully commercialize them, the risk that the cost of the Listing to the Company will be more than planned, and other risks identified in the Company's SEC filings, including its annual report on Form 20-F for the year ended December 31, 2018 and subsequent filings with the SEC, including this Form 6-K. The Company cautions you not to place undue reliance on any forward-looking statements, which speak only as of the date they are made. The Company disclaims any obligation to publicly update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

 EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Unaudited condensed consolidated interim financial information as of and for the three months ended March 31, 2018 and 2019

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUTCHISON CHINA MEDITECH LIMITED
By:	/s/ JOHNNY CHENG
	Name:	Johnny Cheng
	Title:	Chief Financial Officer

Date: June 6, 2019

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HUTCHISON CHINA MEDITECH LIMITED
Form 6-K
FINANCIAL INFORMATION
RECENT DEVELOPMENTS
EXHIBIT INDEX
SIGNATURE